EXHIBIT 12.2

ICAHN ENTERPRISES HOLDINGS L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
(Loss) income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$(2,120)	$(681)	$2,300	$647	$1,805
Fixed charges	1,202	884	595	606	521
Distributed income of equity investees	11	25	33	31	16
Total Earnings	$(907)	$228	$2,928	$1,284	$2,342

Fixed Charges:
Interest expense	$1,153	$846	$560	$571	$489
Estimated interest within rental expense	49	38	35	35	32
Total Fixed Charges	$1,202	$884	$595	$606	$521

Ratio of earnings to fixed charges	n/a	n/a	4.9	2.1	4.5
Dollar shortfall	$2,109	$656	n/a	n/a	n/a